Exhibit 99.(m)(1)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Expense	Policy Fee + Per 1000 Charge	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	4,000.00	240.00	992.40	89.76	(26.02)	2,651.82
2	2,651.82	4,000.00	240.00	992.40	119.64	(47.63)	5,252.15
3	5,252.15	4,000.00	240.00	992.40	179.52	(68.69)	7,771.54
4	7,771.54	4,000.00	240.00	992.40	209.50	(89.21)	10,240.43
5	10,240.43	4,000.00	240.00	992.40	239.40	(109.33)	12,659.30

End of year 5 cash surrender value			12,659.30	minus	4,502.50	=	8,156.80

Surrender charge for a 45 year old male nonsmoker is $18.01 per 1000 of face amount (18.01 x 250 = 4,502.50)